UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

March 9, 2006
Date of Report (Date of earliest event reported)

USI Holdings Corporation

(Exact name of registrant as specified in its charter)

Delaware	**000-50041**	**13-3771733**
(State or other jurisdiction of incorporation)	(Commission file number)	(I.R.S. Employer Identification No.)

555 Pleasantville Road, Suite 160 South
Briarcliff Manor, NY 10510
(Address of principal executive offices)

(914) 749-8500
(Registrant's telephone number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02.   Departure of Directors or Principal Officers.

(b)   On March 9, 2006, Richard M. Haverland, a director of USI Holdings Corporation (the "Company"), notified the Company that he does not intend to stand for re-election at the Company's 2006 Annual Meeting of Stockholders and will retire from the Board of Directors at that time.

Item 9.01 Financial Statements and Exhibits.

(c) Exhibits

None.


SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: March 10, 2006

USI HOLDINGS CORPORATION

By: /s/   ERNEST J. NEWBORN, II

Name: Ernest J. Newborn, II
Title: Senior Vice President,
              General Counsel and Secretary

EXHIBIT NUMBER
_____

None.